UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 14, 2008
OSI GEOSPATIAL INC.
(Translation of registrant’s name into English)
300-340 March Road.
Kanata, ON K2K 2E4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

OSI Geospatial Inc.
2008 ANNUAL GENERAL MEETING
OF SHAREHOLDERS
NOTICE OF MEETING AND
MANAGEMENT INFORMATION CIRCULAR

March 14, 2008
TO OUR SHAREHOLDERS
I am pleased to invite you to attend the Annual General Meeting (the “Meeting”) of shareholders of OSI Geospatial Inc. (OSI) to be held on Wednesday, April 9, 2008 at 10:00 a.m. (Ottawa Time) at the Crowne Plaza Hotel, 101 Lyon Street, Ottawa, Ontario, Canada, K1R 5T9.
The attached Notice of Annual General Meeting and Management Information Circular provide details of the business to be conducted at the Meeting. A copy of the Company’s letter to shareholders and corporation directory are also enclosed. Your vote is important to us. If you are unable to attend the Meeting, please complete and return the enclosed form of proxy or voting information form according to the instructions on the form.
I look forward to seeing you at the Meeting.
Sincerely,
OSI Geospatial Inc.
KENNETH KIRKPATRICK
President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting (the “Meeting”) of the shareholders of OSI GEOSPATIAL INC. (the “Company”) will be held at the Crowne Plaza Hotel, 101 Lyon Street, Ottawa, Ontario, K1R 5T9, on Wednesday, April 9, 2008 at 10:00 a.m. (Ottawa Time) for the following purposes:
(a)	To receive and consider the financial statements of the Company for the financial year ended November 30, 2007 and the report of the auditors thereon;

(b)	To appoint Deloitte & Touche LLP LLP as the auditor for the ensuing year;

(c)	To fix the number of directors at six (6);

(d)	To elect six (6) directors for the ensuing year; and

(e)	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.
The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, during normal business hours up to the date of the Meeting and at the Meeting.
The directors of the Company have fixed the close of business on March 5, 2008 as the record date for the determination of the shareholders entitled to receive this Notice and to vote at the Meeting.
Accompanying this Notice are an Information Circular, form of proxy that also includes a request form respecting financial statements, a letter to shareholders, and other corporate information. The Information Circular contains information relating to the matters to be addressed at the Meeting.
A shareholder, who is entitled to attend and to vote at the Meeting, or an intermediary holding shares on behalf of a non-registered shareholder, is entitled to appoint a proxy to attend and vote in his or her stead. A shareholder who is unable to attend the Meeting in person is encouraged to read the enclosed Information Circular and then complete and return the enclosed form of proxy or voting information form. All proxies should be returned in the envelope provided to Computershare Investor Services Inc. (“Computershare”), Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by facsimile at 1-866-249-7775 on or before Monday, April 7, 2008 at 10:00 a.m. (Toronto Time), 48 hours preceding the Meeting date and time.
DATED at Ottawa, Ontario, this 14th day of March, 2008.
ON BEHALF OF THE BOARD OF DIRECTORS OF
OSI GEOSPATIAL INC.
JOHN SENTJENS
Secretary

MANAGEMENT INFORMATION CIRCULAR
EXCEPT AS OTHERWISE STATED, THE INFORMATION CONTAINED IN THIS DOCUMENT IS
GIVEN AS OF MARCH 14th, 2008. UNLESS OTHERWISE INDICATED, ALL DOLLAR
AMOUNTS ARE STATED IN US DOLLARS UNLESS OTHERWISE INDICATED.
A. INFORMATION ON VOTING AND PROXIES
1. Solicitation of Proxies
This management information circular (the “Information Circular” or the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of OSI GEOSPATIAL INC. (“we”, “us” or the “Company”), a corporation governed by the Business Corporations Act (the “BCA”) of British Columbia, for use at the annual general meeting or any adjournment or adjournments thereof of the shareholders of the Company (the “Meeting”) to be held at the Crowne Plaza Hotel, 101 Lyon Street, Ottawa, Ontario, K1R 5T9 at 10:00 a.m. (Ottawa Time) on Wednesday, April 9, 2008 for the purposes set out in the notice of Meeting (the “Notice of Meeting” or the “Notice”) accompanying this Information Circular.
Management’s solicitation of the enclosed form of proxy will be primarily by mail, but some proxies may be solicited by telephone or electronic communication by the employees or directors or officers of the Company at nominal cost. The cost of solicitation by or on behalf of management will be borne by the Company.
2. Appointment of Proxies
The persons named in the accompanying form of proxy are directors or officers of the Company.
If you wish to appoint some other person (who need not be a shareholder) to represent you at the Meeting, you may do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the name of your appointee in the blank space provided or by completing another form of proxy.
In either case, the completed and signed form of proxy must be delivered to Computershare Investor Services Inc. (“Computershare” or the “Transfer Agent”), Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 on or before Monday, April 7, 2008 at 10:00 a.m. (Toronto Time), being forty-eight hours preceding the date of the Meeting or the last business day prior to any postponed or adjourned meeting.

The Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to both registered and non-registered shareholders. If you are a non-registered shareholder and the Company or its agent has sent these Meeting Materials directly to you, your name and address, and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.
Registered Shareholders
A registered shareholder is the person in whose name a share certificate is registered. If you are a registered shareholder, you are entitled to vote your shares in person at the Meeting or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with this Circular. Your vote will be taken and counted at the Meeting. If you do not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy by delivering the completed and signed form of proxy in the envelope provided to Computershare on or before Monday April 7, 2008, by 10:00 a.m. (Toronto Time) being forty-eight hours preceding the Meeting date and time.
You may also use fax, phone or internet delivery. In each case, the shares represented by your proxy will be voted in accordance with your instructions as indicated on your form of proxy and on any ballot that may be called at the Meeting. Your proxyholder will decide how to vote on amendments or variations to the matters to be voted on at the Meeting. Instructions for using each of these methods are set out on the enclosed form of proxy.
Non-Registered Shareholders
The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold shares in their own names. Your shares might not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans). If your shares are registered in the name of an intermediary, you are a non-registered or beneficial shareholder.
The Company has distributed copies of the Meeting Materials to intermediaries for distribution to non-registered shareholders. Unless you have waived your right to receive the Meeting Materials, intermediaries are required to deliver them to you as a non-registered shareholder of the Company and to seek your instructions regarding how to vote your shares.
Non-registered shareholders who receive Meeting Materials from the intermediary will typically be given the ability to provide voting instructions in one of two ways. Usually, a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instruction on the form (which may, in some cases, permit the completion of the voting instruction form by telephone or electronically).
A non-registered shareholder who receives a voting instruction form cannot use that form to vote shares for the Meeting. The voting instruction forms must be returned as instructed by the intermediary well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an intermediary, please contact that intermediary for assistance.
Occasionally, an intermediary may give you a proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature), and which is otherwise incomplete. This form of proxy does not need to be signed by you as the non-registered shareholder. In this case you can complete and deposit the proxy directly as described above.

By following these procedures, non-registered shareholders will be able to direct the voting of those shares that they own but which are not registered in their own name. Should a non-registered shareholder who receives from the intermediary either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on his/her behalf), the non-registered shareholder should strike out the names of the persons named in the form of proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, non-registered shareholders should carefully follow the instructions of their intermediaries.
Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the non-registered shareholder with respect to the voting of certain shares will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by intermediary “non-votes” will, however, be counted in determining whether there is a quorum.
3. Revocation of Proxies
In addition to revocation in any manner permitted by law, a shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation at the registered and records office of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, at any time up to and including the last business day preceding the day of the Meeting or with the Chair of the Meeting at the Meeting or in any other manner provided by law and upon either of such deposits such proxy shall be revoked. An instrument of revocation of a proxy that is deposited with the Chair on the day of the Meeting will not be effective with respect to any matter on which a vote has already been taken.
4. Voting of Proxies
The shares represented by the form of proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for as indicated on your form of proxy. In the absence of instructions, your shares will be voted FOR each of the matters to be considered at the Meeting.
The form of proxy and voting information form accompanying this Circular confers discretionary authority upon the nominees named in the enclosed form of proxy with respect to any amendments or any variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. Management does not intend to present any other business at the Meeting and is not aware of any amendments or variations to the proposed matters or any other matters which may be presented at the Meeting. If other matters requiring the vote of shareholders properly come before the Meeting, your proxyholder will vote on them using his/her best judgement.
Any shareholder attending the Meeting to vote personally or as proxyholder for another shareholder shall be required to produce identification satisfactory to the Chair of the Meeting establishing his or her identity.

5. Voting Securities and Principal Holders of Voting Securities
The authorized capital of the Company consists of:
(a)	An unlimited number of common shares without par value (the “Common Shares”);

(b)	100,000,000 Class “A” Preference Shares without par value issuable in series, of which 10,000,000 shares are designated as Class “A” Preference Shares Series A Convertible (the “Class A Shares”);

(c)	100,000,000 Class “B” Preference Shares with a par value of $50.00 each issuable in series, of which 10,000,000 shares are designated as Class “B” Series 1 Preference Shares (the “Class B Series 1 Shares”) and of which 10,000,000 shares are designated as Class “B” Series 2 Preference Shares (the “Class B Series 2 Shares”); and

(d)	An unlimited number of Class “C” Preference Shares without par value issuable in series.
As of March 5, 2008, the Company had 49,956,439 Common Shares, 30,262 Class A Shares and 178,530 Class B Series 2 Shares issued and outstanding (collectively, the “Shares”).
The holders of Common Shares, Class A Shares and Class B Series 2 Shares are each entitled to receive notice of and to attend and to vote at any meetings of the shareholders of the Company except meetings at which only holders of a specified class or series are entitled to attend and vote. Each Common Share, Class A Share and Class B Series 2 Share carries one vote in respect of each matter to be voted upon at the Meeting. The holders of the Shares will vote together as a single class on all matters to be voted upon at the Meeting.
Only shareholders of record at the close of business on March 5, 2008 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.
To the knowledge of the directors and senior officers of the Company no person or company beneficially owns, directly or indirectly, or controls or directs, voting shares carrying more than 10% of the voting rights attached to any classes of voting shares of the Company.
B. MATTERS TO BE VOTED UPON AT THE MEETING
1. Election of Directors
The Articles of the Company provide that the shareholders shall by ordinary resolution determine the number of directors of the Company. Management of the Company proposes that the number of directors for the ensuing year be fixed at six (6). Shareholders will therefore be asked to approve, by an ordinary resolution, that the number of directors to be elected be fixed at six (6). The six (6) current directors are nominated for re-election at the Meeting. The following table sets out the name, the city, province or state and country of residence, the period of service and the principal occupation, business or employment during the past five (5) years, all other offices within the Company now held, and other information about each nominee. (For further information concerning independence and board committees, see Part D Corporate Governance). Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In fiscal 2007, the Company had an Audit Committee, Human Resources and Compensation Committee, and an Executive Committee. The members of such committees are referenced below.
The following information concerning the proposed nominees has been furnished by each nominee:

			No. of Common
Name and Present			Shares Beneficially
Position in the	Principal Occupation for the Past Five		Owned, Controlled or
Company	Years	Director Since	Directed (1)
RAYMOND W. JOHNSTON Chair of the Board & Director (2)(3)(4) Quebec, Canada	President of Chamber of Marine Commerce, December 1999 to present; CEO, Canada Steamship Lines, May 1992 to June 1999.	November 14, 2000 (and from December 21, 1994 to September 28, 1998)	54,000

KENNETH KIRKPATRICK President, Chief Executive Officer & Director(3) Ontario, Canada	President and CEO of the Company, November 7, 2005 to present; COO of the Company, June 2001 to November 2005.	November 7, 2005	55,000

HELMUT F. LOBMEIER Director (2) British Columbia, Canada	Independent Businessman and formerly co-owner of PSL Steel Ltd.	April 26, 1990	731,695

CAPTAIN WALTER P. PURIO Director (4) Western Australia, Australia	Principal, Fremantle Maritime Simulation Centre, Pty 2007 — Present Shipmaster, APL Maritime, Ltd. 2006-Present Shipmaster, AMSEA, AMSEA General Dynamics President, P and H Marine Associates Inc. 1993-2000	January 14, 1999	5,000

GERALD J. SHIELDS Director(4) British Columbia, Canada	Principal of Providia Investment November, 2006 to present; Lawyer engaged in private practice with the firms of Godinho Sinclair Shields, and from July 2005 to November 2006 with Clark Wilson LLP.	April 8, 2005	Nil

DONALD W. YOUNG(2)(3) Director British Columbia, Canada	Independent Business Advisor, February 2007-Present Retired, October 2005 to February 2007; Audit Partner KPMG LLP 1979 to September 2005.	March 15, 2006	52,000

NOTES:

(1)	The number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the date of this Information Circular.

(2)	Member of Audit Committee.

(3)	Member of Executive Committee.

(4)	Member of Human Resources and Compensation Committee.
All of the above persons are ordinarily resident in Canada except Mr. Purio, who is ordinarily a resident in Australia. In the opinion of the board of directors and management, the nominees are well qualified to act as directors. Each nominee has confirmed his eligibility and willingness to serve as a director. Management and the board of directors recommend that you vote FOR the nominees. The directors and officers named in the enclosed form of proxy will vote FOR the ordinary resolution setting the number of directors at six (6) and will (unless authority to vote is withheld) vote FOR the election of the six (6) nominees listed above, or in the event one of those nominees is unable or unwilling to serve (an event management has no reason to believe will occur), the persons named in the form of proxy reserve the right to fix the number of directors sought to be elected at the Meeting or to vote for a substitute at their discretion.
2. Appointment of Auditor
At the Meeting, shareholders will be asked to appoint Deloitte & Touche LLP (“Deloitte & Touche LLP”) as auditors of the Company for fiscal year 2008 until the Company’s next annual general meeting. Deloitte & Touche LLP will be appointed if a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting vote in favour of this action.
The Audit Committee recommends that you vote FOR the appointment of Deloitte & Touche LLP as auditors. The directors and officers named in the enclosed form of proxy will vote FOR the appointment of Deloitte & Touche LLP as auditors, unless you indicate that the authority to do so is withheld.
Arrangements have been made for one or more representatives of both Deloitte & Touche LLP and Ernst & Young LLP to attend the Meeting and they will be given an opportunity to make a statement and, if they wish to do so, they will be available to answer any appropriate questions.
Change in Auditors
Ernst & Young LLP (“Ernst & Young”) are the auditors of the Company for the fiscal year 2007. Following an evaluation conducted by the Company, the Board proposed that Deloitte & Touche LLP serve as the auditors commencing with the fiscal year 2008 subject to shareholder approval of such appointment. The proposed change in the auditors does not result from any disagreement between the Company and Ernst & Young or any unresolved issue between the Company and Ernst & Young as described under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators (“51-102”).
The auditor’s report of Ernst & Young on the Company’s financial statements for the fiscal year ended November 30, 2007 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Additionally, during the fiscal year ended November 30, 2007 and through to February 25, 2008, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreement in connection with their report.

The Company has provided a copy of this disclosure to Ernst & Young for their review and requested that Ernst & Young send it with a letter to Deloitte & Touche LLP.
3. Interest of Certain Persons or Companies in Matters to be Acted Upon
None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.
4. Interest of Informed Persons in Material Transactions
None of the directors or senior officers of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate of affiliate of any of the foregoing persons, had since December 1, 2006, being the date of commencement of the Company’s last completed financial year, any material interest, direct or indirect in any transactions that materially affected the Company or in any proposed transaction that has or would materially affect the Company.
C. EXECUTIVE COMPENSATION
1. Report on Executive Compensation
The members of the Human Resources and Compensation Committee (the “Committee”) were Walter Purio, Gerald Shields and Raymond Johnston, all of whom served on the Committee throughout the financial year ended November 30, 2007. All of the members of the Committee are independent directors, have no indebtedness to the Company and have no interest in any material transactions with the Company.
The Company’s compensation policies are designed to recognize and reward the services of highly skilled executives, as well as provide compensation packages, with incentives, commensurate with industry standards.
Compensation packages reflect responsibilities and the marketplace and are designed to be competitive with (i) those of other publicly traded companies involved in industries similar to those of the Company and (ii) other publicly traded companies of comparable size in terms of revenue and (iii) compensation practices of peers. In addition, the Company has analyzed compensation surveys and studies to compare the compensation packages to generally accepted practices for publicly traded companies. The major elements of the executive compensation packages consist of base salary, annual performance-based cash incentives, incentive stock options and a registered retirement savings plan contribution matching program. The Committee has the responsibility to annually review and recommend for approval by the Board, corporate goals and objectives relevant to the CEO’s compensation package, as well as review and approve the CEO’s compensation based on the Committee’s evaluation of the CEO’s performance. The Committee is also responsible to review, evaluate, and recommend compensation packages for (i) the directors of the Board, including the Chair of the Board (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Committee determines appropriate from time to time.
Base salary has been determined for each named executive officer based upon individual performance and in relation to comparable positions within corporations of comparable size in similar industries. The compensation awarded to Kenneth Kirkpatrick, President and CEO, John Sentjens, Chief Financial Officer, and Andrew Carniel, Vice President, Business Development was determined with reference to a report dated October 19, 2005, prepared by Watson Wyatt & Company in connection with an assessment of the salaries to be paid to senior management of CHI Systems Inc. which was acquired by the Company in December of 2005. The report was based on a review of four published survey sources of compensation data for high tech companies. In electing to use that report, the Committee noted that CHI Systems Inc. is of a comparable size to the Company in terms of revenues and total number of employees, and is in a similar industry. Base salary levels are intended to attract and retain executives, provide fair and competitive compensation commensurate to an executive’s experience, as well as to reward individual performance and one’s achievement of objectives. Annual performance-based incentives are designed to encourage and award improved performance from year to year. A similar study is conducted every second year and will be reflected in the Information Circular for the financial year 2008.
The compensation of Kenneth Kirkpatrick, the President and CEO, (who was appointed to the position on November 7, 2005) consists of the same elements as are included in the compensation of other executive officers as described below and is established by the Board in consultation with the Committee based on its opinion as to a fair and reasonable compensation package, taking into account his contribution to the Company’s performance and long-term growth and corporate remuneration practices in Canada and abroad.
The Company’s executive compensation programs are also designed to attract and retain highly qualified senior executives and recognize that long-term performance incentives are an integral part of aligning the interest of executive officers and the Company’s shareholders. Long-term incentives are principally in the form of stock options. When considering whether and how new stock options are to be granted, the Committee considers a number of factors including salary, level of responsibility and the amount and terms of outstanding stock options and options available for grant as well as the dilutive impact of the program on shareholders. Stock options to executive officers are typically granted early in each fiscal year, vest immediately, and expire in three to five years.
The Company also has in place a plan for the executive officers and all other employees, including the Named Executive Officers, whereby the Company will pay a maximum of 4% of an employee’s base salary earned during the year to a designated registered retirement savings plan, provided that the employee matches such payment. The plan is intended to encourage employees to save for their retirement while providing an incentive package that is competitive with those offered by similar companies.
Report on Executive Compensation submitted by the Committee for the financial year ended November 30, 2007:
Gerald J. Shields
Raymond W. Johnston
Walter P. Purio
2. Summary Compensation Table
The following Summary Compensation Table sets out particulars of compensation paid to the Named Executive Officers for services rendered by them to the Company in 2007. Canadian Executive Officers are paid in Canadian funds and all others are paid in American funds.

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION
					AWARDS		PAYOUT
				Other(1)	Securities Under	Restricted Shares or	LTIP	All
		Salary	Bonus	Annual	Options Granted	Restricted Share Units	Payouts	Other
Name	Year	($)	($)	($)	(#)	($)	($)	($)
Kenneth H. Kirkpatrick	2007	$245,000	Nil	$31,977	20,000	Nil	Nil	Nil
President and CEO	2006	$249,909	$78,000	$9,423	Nil	Nil	Nil	Nil
	2005	$156,461	$22,500	$6,154	288,333	Nil	Nil	Nil

John T. Sentjens	2007	$147,321	Nil	$7,256	25,000	Nil	Nil	Nil
Chief Financial Officer(2)	2006	$131,731	$39,000	Nil	Nil	Nil	Nil	Nil
	2005	$108,230	$15,000	Nil	222,000	Nil	Nil	Nil

Andrew Carniel(3)	2007	$147,231	Nil	$26,709	25,000	Nil	Nil	Nil
VP Business Development	2006	$165,961	$33,000	$6,006	Nil	Nil	Nil	Nil
	2005	$140,000	$7,500	Nil	188,333	Nil	Nil	Nil

James Liddy(4)(5)	2007	$119,554	$75,435	Nil	200,000	Nil	Nil	Nil
VP Layered Security	2006	—	—	—	—	—	—	—
Solutions (U.S.)	2005	—	—		—	—	—	—

Wayne Zachary	2007	$200,000	$38,367	$8,467	25,000	Nil	Nil	Nil
VP & GM of U.S.	2006	$142,528	$30,000	$9,248	Nil	Nil	Nil	Nil
Systems Operations	2005	—	—	—	—	—	—	—

Wayne Hoyle (4)	2007	$152,242	$25,013	$7,321	180,000	Nil	Nil	Nil
VP & GM of International Systems	2006	$126,923	Nil	$58,218	Nil	Nil	Nil	Nil
Operations	2005	$105,092	Nil	$63,671	45,000	Nil	Nil	Nil

NOTES:

(1)	Mr. Sentjens, formerly VP, Finance was appointed Chief Financial Officer on September 25, 2007.

(2)	On October 23, 2007, Mr. Carniel’s employment as VP Business Development was terminated without cause. $16,350 severance paid to Mr. Carniel is included in the amount shown under “Other Annual”.

(3)	Mr. Liddy was appointed VP Layered Security Solutions on March 6, 2007.

(4)	The amount shown under “Bonus” includes commissions paid to Mr. Liddy and Mr. Hoyle. Mr. Hoyle’s commission is based on sales in previous year(s).
3. Stock Option Grants During the Financial Year Ended November 30, 2007
The following table sets forth grants of stock options to the Named Executive Officers during the Company’s 2007 fiscal year: ,

		% of Total		Market Value Of
		Options		Securities
	Securities	Granted to		Underlying
	Under Options	Employees in	Exercise or	Options on the
	Granted	Financial Year	Base Price	Date of Grant
Name	(#)	(%)	($/Security)	($/Security)	Expiration Date
Kenneth H. Kirkpatrick	20,000	3.9%	$0.71	$0.71	February 5, 2012
President and CEO

John T. Sentjens	25,000	2.2%	$0.71	$0.71	February 5, 2012
Chief Financial Officer

Andrew Carniel	25,000	2.2%	$0.71	$0.71	February 5, 2012
VP Business Development

James Liddy	200,000	18.6%	$0.46	$0.46	November 27, 2012
VP Layered Security Solutions

Wayne Zachary	25,000	2.2%	$0.71	$0.71	February 5, 2012
VP & GM of U.S. Systems Operations

Wayne Hoyle	25,000	2.2%	$0.71	$0.71	February 5, 2012
VP & GM of International Systems Operations	155,000	14.4%	$0.60	$0.60	April 19, 2012
4.	Aggregated Stock Option Exercises During the Financial Year Ended November 30, 2007 and Financial Year-End Option Values

	Securities	Aggregate	Unexercised Options at FY-	Value of Unexercised in-the-
	Acquired on	Value Realized	End (#) Exercisable/	money Options at FY-End ($)
Name	Exercise (#)	($)	Unexercisable	Exercisable/ Unexercisable
Kenneth H. Kirkpatrick			350,000 exercisable	Nil exercisable
President and CEO	Nil	Nil	Nil unexercisable	Nil unexercisable

John T. Sentjens			250,000 exercisable	Nil exercisable
Chief Financial Officer	Nil	Nil	Nil unexercisable	Nil unexercisable

Andrew Carniel			213,333 exercisable	Nil exercisable
VP Business Development	Nil	Nil	Nil unexercisable	Nil unexercisable

James Liddy			200,000 Exercisable	Nil exercisable
VP Layered Security Solutions	Nil	Nil	Nil Unexercisable	Nil unexercisable

Wayne Zachary			100,000 exercisable	Nil exercisable
VP & GM of U.S. Systems Operations	Nil	Nil	Nil unexercisable	Nil unexercisable

Wayne Hoyle VP & GM of International			225,000 exercisable	Nil exercisable
Systems Operations	Nil	Nil	Nil unexercisable	Nil unexercisable

5. Stock Option and Stock Appreciation Rights (SAR’s) Repricings
During the most recently completed financial year, the Company did not reprice downward any stock options held by any Named Executive Officer. The Company has not issued any SARs.
6. Defined Benefit or Actuarial Plan
The Company does not have a pension plan or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.
7. Termination of Employment, Change in Responsibilities and Employment Contracts
The following summary describes the material terms and conditions of the employment contracts between the Company and each of the Named Executive Officers as of the Company’s financial year ended November 30, 2007.
Kenneth Kirkpatrick
Kenneth Kirkpatrick serves as President and CEO pursuant to an employment contract dated November 7, 2005 and amended March 22, 2007. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 18 months’ notice or payment of 18 months’ base salary in lieu of notice. Mr. Kirkpatrick’s current base salary under the contract is CDN$245,000. Mr. Kirkpatrick is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (subject to a maximum of 40% of his base salary). In addition, Mr. Kirkpatrick is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract provides that in the event of a change of control of the Company or take-over, Mr. Kirkpatrick may at his option terminate the contract, in which event he is entitled to a severance payment equal to 18 months base salary. The employment contract also includes provisions in favour of the Company related to confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
John Sentjens
John Sentjens serves as Chief Financial Officer pursuant to an employment contract dated November 14, 2005. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months’ notice or payment of 12 months base salary in lieu of notice. Mr. Sentjens’ current base salary under the contract is CDN$150,000. Mr. Sentjens is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company’s meeting certain performance objectives (to a maximum of 30% of his base salary). In addition, Mr. Sentjens is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Andrew Carniel
Andrew Carniel served as Vice-President, Business Development until October 23, 2007 pursuant to an employment contract dated November 14, 2005, as amended. Mr. Carniel’s employment with the Company was terminated without cause on October 23, 2007.
James Liddy
James Liddy serves as Vice President; Layered Security Solutions for a division of the Company’s U.S. Systems Operations pursuant to an employment contract dated March 6, 2007 and amended December 11, 2007. The employment contract is for a 12 month fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon the continuation of base salary for a period of 12 months following termination. Mr. Liddy’s current base salary under the contract is US$165,000. He is also eligible to receive stock options at the discretion of the Board of Directors as well as sales commission of 1.75% gross sales. Mr. Liddy is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 3% of his base salary earned during the year to a retirement fund provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Wayne Zachary
Wayne Zachary serves as Vice President & General Manager of OSI’s U.S. Systems Operations pursuant to an employment contract dated December 14, 2005. The employment contract is for a 3-year fixed term, subject to earlier termination, with the option to extend for successive 1 year periods. The contract may be terminated by the Company at any time for cause, and at any time without cause upon the continuation of base salary for a period of 12 months following termination. Mr. Zachary’s current base salary under the contract is US$200,000. He is also eligible to receive stock options at the discretion of the Board of Directors as well as cash bonuses based on the Company’s meeting certain performance objectives (to a maximum of 40% of his base salary). In addition, Mr. Zachary is entitled to a company-leased or -owned automobile with an MSRP not to exceed $30,000 during 2006. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Wayne Hoyle
Wayne Hoyle serves as Vice President & General Manager of OSI’s International Systems Operations pursuant to an employment contract dated July 17, 2006. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months’ notice or payment of 12 months’ base salary in lieu of notice. Mr. Hoyle’s current base salary under the contract is CDN$165,000 and he is eligible to receive stock options at the discretion of the Board of Directors. Commencing in the fiscal year 2007, Mr. Hoyle was no longer eligible for commissions on sales. Mr. Hoyle will be eligible for cash bonuses at the discretion of the Board of Directors based on the Company meeting certain performance objectives (to a maximum of 30% of his base salary). In addition, Mr. Hoyle is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

8. Other Compensation
Other than as set forth herein, the Company did not pay any additional compensation to the Named Executive Officers during the financial year ended November 30, 2007.
9. Director Compensation
Cash Compensation
During the Company’s fiscal year ended November 30, 2007, each member of the Board of Directors who was not an employee of the Company was entitled to receive $1,500 for each Board meeting attended in person, and $1,500 for each Board meeting that was held by means of telephone conference call, if of significant length or involving significant preparation. Canadian directors are paid in Canadian funds and all other directors are paid in U.S. funds. During the fiscal year, the Board held four face-to-face meetings and ten telephone conference call meetings. The directors as a group were paid an aggregate of approximately $139,400 for attending or participating in these meetings. In addition, the Chair of the Board was paid an annual retainer of CDN$50,000. Each of the remaining directors was paid an annual retainer of CDN$15,000. The Audit Committee chair was paid an annual retainer of CDN $10,000 and the Human Resources and Compensation Committee chair was paid an annual retainer of CDN $5,000. Members of the Audit Committee, members of the Human Resources and Compensation Committee and members of the Executive Committee were paid $1,500 for each committee meeting attended. Members of the Committees were paid a total of approximately $53,300 for attending or participating in a total of 13 Committee meetings.
Stock Options
The following directors received stock options under the Company’s 1998 stock option plan in their capacity as directors during the financial year ended November 30, 2007.

			Market Value of
	Securities		Securities Underlying
	Under Options	Exercise or Base	Options on the Date of
Name of Director	Granted (#)	Price of ($/Security)	Grant ($/Security)	Expiration Date
Raymond W, Johnston (1)	50,000	$0.60	$0.60	April 19, 2012

Walter P. Purio	50,000	$0.60	$0.60	April 19, 2012

Helmut F. Lobmeier	50,000	$0.60	$0.60	April 19, 2012

Gerald J. Shields	50,000	$0.60	$0.60	April 19, 2012

Joseph Stroud	50,000	$0.60	$0.60	April 19, 2012

Donald W. Young	50,000	$0.60	$0.60	April 19, 2012

Notes: (1) Mr. Johnston serves as the Chair of the Board of Directors

10. Stock Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in the common shares of the Company traded on the Toronto Stock Exchange (“TSX”) with the TSX S&P Composite Index during the period December 1, 2000 through November 30, 2007.
11. Long-Term Incentive Plans
The Company has in place three incentive stock option plans (collectively the “Stock Option Plans”) which were adopted in 1994, 1996 and 1998, respectively. The stock option plans were approved by the TSX and by the shareholders of the Company by way of disinterested vote, and the terms of all the stock option the same in all material respects except for the number of shares reserved for issuance under each of them. The Company has three stock option plans because, historically, as the number of shares available for granting under one stock option plan was depleted, the Company would adopt another plan. Since 1998 the Company has amended its 1998 stock option plan on three occasions to replenish the number of shares available for granting under the plan, rather then adopting a new plan.
12. Securities Authorized for Issuance under Equity Compensation Plans
The compensation plans under which equity securities of the Company are authorized for issuance are the three Stock Option Plans of the Company, all of which have been approved by the shareholders. The following table sets out a summary of the number of securities to be issued upon the exercise of

Number of Securities
Remaining Available for Future
	Number of Securities to be	Weighted-Average Exercise	Issuance Under Equity
	Issued Upon Exercise of	Price of Outstanding	Compensation Plans (Excluding
	Outstanding Options,	Options, Warrants and	Securities Reflected in
	Warrants and Rights	Rights	Column (a))
Equity compensation plans approved by securityholders	3,536,166	$0.80	738,328

outstanding options as at the Company’s year-end of November 30, 2007.
Number of Securities Issued and Issuable
Each stock option granted under the Stock Option Plans is exercisable into one common share of the Company. As of the date of this Circular, a total of 3,536,166 stock options have been granted and are unexercised, representing 7.5% of the total issued and outstanding common shares of the Company. In addition, a total of 738,328 stock options available for granting under the Stock Option Plans as of the date hereof, representing 1.5% of the number of common shares currently outstanding. The total number of stock options issued and issuable under the Stock Option Plans as of the date of this Circular represents 9.1% of the total issued and outstanding shares of the Company.
D. CORPORATE GOVERNANCE
1. Board of Directors
As of the date of this Circular, the directors of the Company are Raymond Johnston, Kenneth Kirkpatrick, Helmut Lobmeier, Walter Purio, Gerald Shields, Joseph Stroud and Donald Young. Messrs. Johnston, Lobmeier, Purio, Shields, Stroud and Young are independent directors, while Mr. Kirkpatrick is not independent.
A member of the Board is considered not to be “independent” if he or she has a direct or indirect “material relationship” with the Company as set out in Section 1.2 of National Instrument 58-101. Disclosure of Corporate Governance Practices. Mr. Kirkpatrick is not an independent director inasmuch as he serves as President and CEO of the Company. Directors who have an interest in a transaction involving the Company are required to declare such interest and abstain from voting on any resolution respecting such transaction.
The following directors of the Company are currently directors of other reporting issuers as noted opposite their names:

Name	Name of Reporting Issuers
E-Shippers Management Ltd

Gerald J. Shields	Rainy River Resources Ltd.

Ryland Oil Corporation

Donald Young	Kimber Resources Inc
During the course of meetings of the Board of Directors, the Board regularly holds in-camera sessions at which members of management, including Mr. Kirkpatrick, the President and CEO, are excused. The independent directors do not regularly hold meetings consisting only of the independent directors due to the fact that the board is comprised primarily of independent directors. Mr. Johnston, who serves as Chair of the Board (which is not a full-time position), is an independent director. The responsibilities of the Chair include ensuring that the Board discharges its obligations, understands the boundaries between the responsibilities of the Board and those of management, ensuring that all Board meetings are run in an orderly manner, assisting and scheduling Board meetings, ensuring that the Board complies with the Company’s Corporate Governance Policies, and ensuring that the Board meets on a regular basis without management.
From December 1, 2006 to November 30, 2007, the Board met in person four times and by telephone conference ten times. All of the directors participated in all of the meetings except that Messrs. Lobmeier, Purio and Stroud each missed one meeting of the Board.
2. Board of Directors’ Mandate
The Board of Directors’ mandate is published on the Company’s website at www.osigeospatial.com. A true copy of the Board’s mandate is attached as Schedule A to this Information Circular.
3. Position Descriptions
The Board has developed a written position description for the Chair. The Board has not developed written position descriptions for the Chairs of any of the Board committees. The Chair of each committee is charged with the responsibility of scheduling committee meetings and putting forth the proposed agenda for the meetings, ensuring that the committee fulfils its mandate as set out in the Company’s Corporate Governance Policy, ensuring that proper minutes of the meetings are taken and preparing and submitting reports to the Board respecting the proceedings of the committees.
The Company has developed, and the Board has approved, a written position description for the CEO.
4. Orientation and Continuing Education
New directors are given extensive briefings by the Chair of the Board, the CEO, and other members of senior management with respect to the business and operations of the Company, and they make an on-site visit to the Company’s headquarters. New directors are also provided with a record of public and other pertinent information concerning the Company, as well as a corporate manual. Directors are provided with summaries of developments and regulatory amendments to corporate governance policies on an ongoing basis. At the last Board meeting of each year a proposed schedule for Board meetings for the forthcoming year is presented, and the time commitment required of the Board and committee members is reviewed to ensure that all directors and committee members are made aware of what is expected of them.
5. Ethical Business Conduct
The Company has adopted a Code of Ethics for Directors and Senior Officers (the “Code”), which has been distributed to them, as well as a Code of Ethics for Employees, which has been distributed to all directors, officers, employees and consultants. Copies of the Code are available from the Company on written request and are available for viewing on www.sedar.com and the Company’s investor website at www.osigeospatial.com. If a person knows of or suspects a violation of the Code to which he or she is subject, that person must immediately report the alleged violation to the Chair of the Board or, if he or she is not available, then to the Chair of the Audit Committee. In addition, the Board has adopted a whistle blower policy for directors, officers and employees and a whistler blower policy for third parties (i.e. persons who are not employed by the Company), which permit people to anonymously report unethical conduct concerning directors, officers and employees of the Company to an outside agency.
6. Nomination of Directors
Due to the relatively small size of the Board, the Board does not have a nominating committee; rather, the Board as a whole assumes responsibility to assess and make recommendations regarding Board effectiveness and to establish a process for identifying, recruiting, appointing, re-appointing, and providing ongoing education and development for directors.
7. Compensation
The Human Resource and Compensation Committee is mandated to review, and recommend to the Board for approval, the remuneration of senior management and directors. Compensation is reviewed not less than annually. The Human Resource and Compensation Committee and the Board consider responsibilities, risks, time commitment, and comparative remuneration in determining compensation. See “Report on Executive Compensation” in Part B.
The Human Resources and Compensation Committee retains a firm regularly to prepare a survey of compensation practices. The company is mandated to provide total compensation ranges for senior executives holding those positions in companies of comparable size in the high tech industry. This survey will be conducted again in fiscal year 2008.
8. Other Board Committees
In addition to the Audit Committee and the Human Resources and Compensation Committee, the Board has one other standing committee, namely the Executive Committee. The responsibilities of the Executive Committee are to:
(a)	Recommend corporate governance procedures;

(b)	Define limits of management’s responsibilities;

(c)	Assist the Board in identifying new directors for nomination to the Board and to assess directors on an ongoing basis;

(d)	Oversee the adequacy of operating capital to implement the Company’s business plan;

(e)	Approve the engagement of individual directors of outside advisors at the Company’s expense in appropriate circumstances; and

(f)	Oversee the Company’s activities in the area or investor relations and relations with the capital markets.

9. Assessments
Pursuant to the Company’s Board of Directors’ Mandate, attached as Schedule “A” to this Information Circular, the Board is responsible for annually assessing the effectiveness of the Board as a whole, its committees, and the contributions of individual directors.
10. Audit Committee and Relationship with Auditor
Pursuant to Multilateral Instrument 52-110 Audit Committees, the Company has provided disclosure with respect to its Audit Committee in the Company’s annual information form dated March 5, 2008 for the financial year ended November 30, 2007 (the “AIF”). Please refer to the AIF for this information. The AIF is available on SEDAR at www.sedar.com.
11. Indebtedness of Directors and Executive Officers
None of the directors or executive officers of the Company was indebted to the Company at any time during the financial year ended November 30, 2007. The Company does not have any programs under which it loans money to directors or executive officers to purchase securities of the Company.
12. Management Contracts
Management services for the Company are not, to any material degree, performed by persons other than the directors and executive officers of the Company.
E. ADDITIONAL INFORMATION
Additional information respecting the Company is filed on SEDAR at www.sedar.com or EDGAR at www.edgar.com and is also available on the Company’s web site at www.osigeospatial.com. Securityholders may contact the Company to request copies of the Company’s financial statements and management’s discussion and analysis at the following address:
OSI GEOSPATIAL INC.
Suite 300-340 March Road
Ottawa, Ontario
Canada
Phone: 613-287-0462
Email: invest@osigeospatial.com
Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the financial year ended November 30, 2007.
The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS
KENNETH KIRKPATRICK
President and Chief Executive Officer
JOHN T. SENTJENS
Secretary

SCHEDULE A
TO THE INFORMATION CIRCULAR OF OSI GEOSPATIAL INC. (“OSI”)
BOARD OF DIRECTORS’ MANDATE
The board of directors of the Corporation has overall responsibility for the stewardship of the Corporation, including responsibility for:
(a)	Adoption of a strategic planning process and approval and review, on at least an annual basis, of a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business;

(b)	Identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

(c)	Succession planning, including appointing, training and monitoring senior management in general and the CEO in particular;

(d)	communication policies for the Corporation, which policies should (i) address how the Corporation interacts with analysts, investors, other key stakeholders and the public; (ii) contain measures for the Corporation to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and (iii) be reviewed at least annually;

(e)	The integrity of the Corporation’s internal control and management information systems;

(f)	Developing the Corporation’s approach to corporate governance issues; and

(g)	Assessing the effectiveness of the Board, the recruitment of new directors and the provision of orientation and education programs for new directors.
Strategic Planning
Senior management of the Corporation must develop long-term strategies with respect to the Corporation’s operations to be adopted by the board of directors. The strategies are to be reviewed and updated not less than annually and otherwise as reasonably required. Included in the development of these long-term strategies will be annual strategic, operating and capital plans. The strategic plan is to take into account, among other things, the opportunities and risks of the Corporation’s business.
Identification and Management of Risks
The board of directors has the responsibility to identify the principal risks of the Corporation’s business and must, with management, establish systems and procedures to ensure that these risks are monitored. These systems and procedures must include the effective management of the Corporation’s assets and financial resources, and must ensure compliance with all regulatory obligations.
Supervision and Succession of Management
The board of directors is responsible for the supervision of senior management to ensure that the operations of the Corporation are conducted in accordance with objectives set by the board. The board must approve all appointments of senior management and, as part of the Corporation’s planning process, review and discuss succession planning for senior management positions.

Corporate Disclosure Policy
The Corporation’s Corporate Disclosure Policy is incorporated in the Written Disclosure Policy of the Corporation and is available on its Web Site at www.osigeospatial.com. Following it will ensure that all material issues relating to the Corporation are communicated to shareholders and other stakeholders adequately. It includes provisions regarding the release of annual and quarterly reports and press releases.
In addition to annual general meetings, meetings will be held from time to time in each year between management and various investors, investment analysts, credit rating agencies and financial institutions. Selective disclosure to investors and investment analysts is not permitted and the Corporate Disclosure Policy contains measures to ensure this does not occur.
The Corporate Disclosure Policy must be reviewed annually by the board.
Internal Control
The board of directors, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Corporation. The duties of the Audit Committee are discussed in the Company’s annual information form. Please refer to the annual information form for this information. The annual information form is available on SEDAR at www.sedar.com.
Securities Trading Policy
The Corporation’s Securities Trading Policy sets out Blackout Periods during which trading in securities of the Corporation is prohibited and is incorporated in the Written Disclosure Policy of the Corporation. It is available on the Corporation’s Web Site at www.osigeospatial.com.
Outside Advisors
An individual director may engage an outside advisor at the expense of the Corporation in appropriate circumstances and subject to approval of the Executive Committee of the board.
Independence of the Board
In order to ensure that the board of directors can function independently of management, it must:
(a)	Appoint a chair of the board who is not a member of management who will have responsibility to ensure the board discharges its responsibilities; or

(b)	Assign this responsibility to an outside director known as the lead director. The chair or lead director should ensure that the board:
(i)	Understand the boundaries between the board and management responsibilities;

(ii)	Address its responsibilities under this Corporate Governance Policy; and

(iii)	Meet on a regular basis without management present.

SCHEDULE B

OSI GEOSPATIAL INC.
NOTICE OF CHANGE OF AUDITORS
OSI Geospatial Inc. (the “Company”) hereby gives notice, pursuant to National Instrument 51-102, as follows:
1.	The Audit Committee of the Board of Directors of the Company conducted a review of the Company’s audit requirements and solicited written proposals from the selected audit firms in Canada for consideration for appointment as the Company’s auditor. Following a review of the proposals and oral submissions from those firms, the Audit Committee of the Board and the Board of Directors determined that Ernst & Young LLP is not to be proposed for reappointment as the Company’s auditor. On the recommendation of the Company’s Board of Directors and its Audit Committee, the Company is recommending to its shareholders that Deloitte & Touche LLP be appointed as the Company’s auditor at the annual general meeting of shareholders to be held on April 9, 2008. This determination was made on January 31, 2008.

2.	The Company confirms that no reportable event, as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators, occurred in connection with the audits conducted by Ernst & Young LLP of the two most recently completed fiscal years of the Company ended November 30, 2007 and 2006, or any period subsequent to the most recently completed period for which an audit report was issued.

3.	The Company also confirms there was no reservation in the auditor’s reports for any such period.
DATED at Burnaby, British Columbia this 25th day of February, 2008.
OSI GEOSPATIAL INC.

Per:

/s/ John Sentjens JOHN SENTJENS
Chief Financial Officer

Ernst & Young LLP	Phone: (604) 891-8200
Chartered Accountants	Fax: (604) 643-5422
Pacific Centre
700 West Georgia Street
P.O. Box 10101
Vancouver, BC V7Y 1C7
March 6, 2008
Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Ontario Securities Commission
Toronto Stock Exchange
Dear Sirs/Mesdames:
Re:	OSI Geospatial Inc. Change of Auditor Notice dated February 25, 2008
Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.
Yours sincerely,
Ernst & Young LLP
cc:	The Board of Directors, OSI Geospatial Inc. Ken Kirkpatrick, OSI Geospatial Inc. John Sentjens, OSI Geospatial Inc. Carol Paradine, Deloitte & Touche LLP
A Member of Ernst & Young Global

Deloitte & Touche LLP
800 — 100 Queen Street
Ottawa ON K1P 5T8
Canada
Tel: 613-236-2442
Fax: 613-236-2328
www.deloitte.ca
February 26, 2008
Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Quebec
Ontario Securities Commission
Toronto Stock Exchange
Dear Sirs/Mesdames:

Re:	OSI Geospatial Inc. – National Instrument 51-102 (Change of Auditors of a Reporting Issuer)
We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated February 25, 2008 delivered to us by OSI Geospatial Inc. (the “Company”) in respect of the Company’s determination that Ernst & Young LLP is not to be proposed for reappointment as auditor of the Company and that Deloitte & Touche LLP has been recommended for appointment to the office of auditor of the Company at the next annual general meeting of shareholders of the Company.
Pursuant to National Instrument 51-102, please accept this letter as confirmation by Deloitte & Touche LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.
Yours truly,
Deloitte & Touche LLP
Licensed Public Accountants
Chartered Accountants

cc.	Ken Kirkpatrick, OSI Geospatial Inc. John Sentjens, OSI Geospatial Inc. Tom Whelan, Ernst & Young LLP

SCHEDULE C
Number of Directors
“RESOLVED THAT:
The number if directors is hereby fixed at six (6).”

SCHEDULE D
Appointment of Auditor
“RESOLVED THAT:
Deloitte & Touche LLP, are appointed auditors or the Company, to hold office until replaces by the Board of Directors or the shareholders of the Company and to serve at a remuneration to be fixed by the Directors of the Corporation, the Directors being authorized to fix that remuneration from time to time.”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: “ Ken Kirkpatrick”
Title: President & CEO
Date: March 14, 2008